Exhibit 99.1

NEWS RELEASE
NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
FINANCIAL RESULTS FOR THE FIRST QUARTER
OF FISCAL 2008

Edmonton, Alberta, August 14, 2007

All dollar amounts discussed are in Canadian dollars.

North American Energy Partners Inc. ("NAEP" or "the Company") (TSX/NYSE:NOA) announced today a net loss of $10.3 million on record first-quarter revenues of $167.6 million. Rod Ruston, President and CEO, noted “While we were pleased with the overall level of business and demand for our services, continued high equipment costs, primarily for tires and maintenance, coupled with approximately $16 million of items not related to current operations, significantly impacted net income.”

The largest of these items was the implementation of new Canadian accounting standards regarding financial instruments which impacted first-quarter pre-tax earnings by approximately $10.4 million. The implementation of these new standards does not impact operations, Consolidated EBITDA or how we will evaluate business performance.

In addition, there were approximately $5.2 million of charges related to a loss on disposal of surplus equipment and to discretionary bonuses for past services.

"We continue to experience increasing demand for our services in the Athabasca oil sands," said Ruston. "This strong demand from our oil sands' customers, combined with high activity levels in the western Canadian commercial and industrial construction markets, propelled the company to record first-quarter revenues. Operational performance in both the Heavy Construction and Mining division (previously Mining and Site Preparation) and Piling division was very good in the quarter. While the Pipeline division was impacted by customer changes on the one remaining fixed-price contract for the division, the outlook for this division remains strong as we commence the $185 million TMX pipeline project in the second quarter."

NEWS RELEASE

Consolidated Financial Highlights (dollar amounts in millions except per share information)

	Three Months Ended June 30
	2007	2006

Revenue	$167.6	$138.1
Gross profit	$14.9	$32.6
Gross profit per cent	8.9%	23.6%
Operating income	$(0.4)	$23.1
Net Income (loss)	$(10.3)	$17.9

Earnings (loss) per share:
Basic	$(0.29)	$0.96
Diluted	$(0.29)	$0.71
Weighted average shares outstanding:
Basic	35.7	18.6
Diluted	35.7	26.2

Consolidated EBITDA (1)	$9.7	$31.5
Capital spending	$10.2	$11.8
Equipment hours	278,239	248,297

1.	A definition of Consolidated EBITDA and a reconciliation to net income are contained on page 11 of this press release

“While we achieved excellent revenue growth, we also experienced some challenges that resulted in a net loss in the quarter,” explained Ruston. “Gross profit decreased year-over-year as a result of higher operating costs associated with tires and equipment maintenance, a loss incurred on the sale of surplus equipment and a loss in our Pipeline division. Operating income was negatively impacted by higher general and administrative costs. In addition, there was a significant negative impact on net income as a result of the implementation of new accounting rules regarding financial instruments.”

Higher operating costs – Project and equipment costs were 86 per cent of revenues in the three months ended June 30, 2007 vs. 71 per cent in the prior year.  In the 2006 period a claim was settled for $6.1 million.  Excluding this amount, prior year costs were 74 per cent of revenues.

Of the actual 12 per cent cost increase, the single largest factor was tires, where an additional $6 million of expense was incurred to either re-tire trucks or to put trucks into service.  As of the end of June, there were two remaining mining trucks without tires.  One has since been put into service, with the remaining truck going into service later in August.  Higher costs for maintenance, coupled with lower productivity levels resulting from the influx of relatively inexperienced labour, were the other significant contributing factors.  Some of these issues were seasonal, as our first quarter typically has lower

NEWS RELEASE

production efficiencies because of weather and site conditions. However, in addition to the seasonal factors, during the last year we hired several hundred new employees, including equipment operators.  These new equipment operators complete a rigorous training program prior to going on the job but are still less productive than our more experienced operators.  Employee productivity will continue to be a challenge for all operators in the oil sands as new workers are trained and gain experience operating heavy equipment.

Pipeline loss– The Company is in the process of completing the second and final stage of its last fixed price pipeline contract and will be focusing primarily on cost-reimbursable contracts in this division in the future. This final contract has incurred a $1.2 million loss resulting from the customer reducing the scope of the second phase and exercising its contractual right for us to commence work prior to reaching agreement on the impact of the change on the unit rate implied in the contract. We are working with the customer, who has agreed in principle that a change in the contract is warranted and we expect that we will reach agreement in the near future with this customer to recover costs incurred as a result of the contract variation.

Financial Instruments – New Canadian accounting standards regarding financial instruments came into effect for our company in the first quarter of our 2008 fiscal year.  These standards require us to separate out implied derivatives that are embedded in contracts that we have with customers and suppliers and to record the related implied financial impact.  We were also required to modify how we amortize deferred financing costs.  As a result of implementing these new standards, we charged income approximately $10.4 million in the quarter.  The two most significant items are an early redemption provision with respect to our senior notes and an exchange rate and price indexation clause in a long-term contract with a single customer.

With respect to the early redemption provision, the process to determine the fair value of the implied derivative was to compare the interest rate on the notes to the best financial alternative. This resulted in a charge of $3.6 million to first-quarter pre-tax earnings to reflect the change in the fair value of the derivative over the three month period which resulted from rising long-term bond interest rates during that time. The process of valuation presumes a 100 per cent probability of the company implementing the inferred transaction and does not permit a reduction in the probability if there are other factors that would offset the valuation and thus impact the decision. In our case, we have interest and foreign exchange rate agreements in place that render the early redemption provision moot.

With respect to the exchange rate and price index clause in a customer contract, there is a provision that requires an adjustment to billings to our customer to reflect actual exchange rates and the levels of the related price indices versus the rates in the contract. This resulted in a charge of $6.0 million to first-quarter pre-tax earnings, which reflect changes in  exchange rates and indices over the three month period. The implied

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derivative calculation is a one-sided calculation that takes into account the impact on revenues but does not consider the other contract offsets that are aimed at ensuring that neither party is advantaged nor disadvantaged as a result of fluctuations in these measures. The economics of the contract are not impacted by this accounting change.

The new accounting guidelines for embedded derivatives will cause our reported earnings to fluctuate as currency exchange rates and interest rates change. The accounting for these derivatives will have no impact on operations, Consolidated EBITDA or how we will evaluate the performance of our business.

Consolidated Results for the Three Months ended June 30, 2007 Compared to the Three Months ended June 30, 2006

For the three months ended June 30, 2007, consolidated revenue increased to $167.6 million from $138.1 million in 2006. This $29.5 million, or 21.4 per cent, improvement reflects strong growth in all three segments.

Gross profit was $14.9 million or 8.9 per cent of revenue, compared to $32.6 million or 23.6 per cent of revenue in 2006. Gross profit was impacted by the execution of lower-margin projects in the Piling and Heavy Construction and Mining divisions, increased equipment operating expenses, a loss on disposal of surplus equipment and a loss in the Pipeline segment. Partially offsetting these impacts was a decline in operating lease expense due to the buy-out of certain operating leases using part of the proceeds from our November 2006 initial public offering (IPO).

Operating loss for the quarter was $0.4 million compared to income of $23.1 million in the same period last year, a decrease of $23.5 million. Operating income was negatively impacted by higher general and administrative costs which increased to support higher activity levels and for discretionary bonus payments for past service.

A change in Canadian accounting standards relating to financial instruments required us to record a $10.4 million non-cash charge as discussed above. This charge was partially offset by lower interest expense from the redemption of the 9% senior secured notes in November 2006 using proceeds from our IPO. We recorded a net loss of $10.3 million or $0.29 per share in the quarter, compared to net income of $17.9 million or $0.96 per share in the same prior year period.

NEWS RELEASE

Segment Financial Highlights (dollar amounts in millions)

	Three Months Ended June 30
	2007	2006

Heavy Construction and Mining
Revenue	$126.9	$111.4
Segment profit	$19.5	$24.1
Segment profit percentage	15.4%	21.7%

Piling
Revenue	$35.5	$23.3
Segment profit	$9.2	$8.0
Segment profit percentage	26.0%	34.3%

Pipeline
Revenue	$5.2	$3.4
Segment profit	$(1.2)	$0.7
Segment profit percentage	(22.9)%	19.2%

“Our Heavy Construction and Mining division executed a number of new contracts and performed extremely well,” said Ruston. “We began work under our new five-year site services agreement with Suncor on their Millennium Naphtha Unit (MNU) project and we performed significant work for Albian under our renewed two-year mining and construction services contract. We also made significant progress on our design-build project to construct an aerodrome for Albian.”

High demand for services from other oil sands customers also contributed to revenue growth in the quarter, resulting in revenue of $126.9 million, compared to $111.4 million last year. Segment profit decreased to $19.5 million from $24.1 million in the prior year period as a result of the cumulative impact of increased equipment costs in this quarter and higher-than-normal segment profit in the prior year’s quarter due to the inclusion of $6.1 million of claims revenue.

In addition, in order to both respond to our customers’ needs and to broaden our overall service offering, we have recently entered into a number of contracts where, in addition to our own work, we also act as the general contractor.  In this expanded role we supervise a variety of subcontractors, procure supplies and materials for projects and coordinate the work of other contractors.  These services, although additive to revenues and earnings, are performed at lower margins than heavy equipment work but with very little capital employed.

“Our Piling segment continues to turn in strong results, achieving a 52 per cent increase in revenue and a 16 per cent increase in gross profit, rising to $9.2 million from $7.9 million last year,” stated Ruston. “High levels of demand from Western Canada’s

NEWS RELEASE

commercial and industrial sectors, combined with our work on a large project in Edmonton, were the primary drivers of these results. Margins were lower year over year as a result of an increased percentage of lower margin driven pile work undertaken compared to the prior year and from a change in contracting strategy by some of our customers to move away from higher margin fixed-price contracts.”

"Our Pipeline division experienced scope change challenges on the second and final phase of this division’s remaining fixed-price contract," explains Ruston. "Although this division achieved revenue growth of 51 per cent compared to last year, it recorded a first-quarter loss of $1.2 million after incurring a loss on the fixed-price contract. As at June 30, 2007 the contract was approximately 70 per cent complete and we anticipate this contract to be completed in the second quarter of fiscal 2008."

“Development of the Athabasca oil sands continues at a rapid pace and we anticipate our strong growth to continue through the remainder of the fiscal year,” states Ruston. “The cost of securing an adequate supply of large truck tires continues to be a challenge that we are working closely with our suppliers to manage. Challenges in our Pipeline division related to fixed-price contracts have been addressed through our revised bidding strategy as evidenced by our recent signing of the two-year, $185 million contract with Kinder Morgan for the TMX Anchor Loop project, which is not a fixed-price contract.”

Outlook

Our outlook for the remainder of fiscal 2008 remains very positive. With world economic growth underpinning strong demand and high prices for oil, project activity in the Athabasca oil sands continues to accelerate. A number of new high-profile oil sands projects are underway including Canadian Natural's Horizon Mine, Albian's Jackpine Mine, Suncor's Project Voyageur and the planned Fort Hills project. We have secured contract wins on many of these new projects while maintaining our ongoing work from services agreements with existing customers. With the acquisition of new equipment and the engagement of a significant number of new employees in 2007, together with our plans for a further increase in the fleet in fiscal 2008, we have strengthened our ability to bid competitively and profitably into this expanding market.

In the Heavy Construction and Mining division, we intend to maintain our position as a leading provider of mining and construction services to the Athabasca oil sands while diversifying our business by bidding on opportunities in other resource sectors and in other Canadian provinces.

Demand for piling services is also expected to remain high throughout fiscal 2008 as a result of oil sands development and continued strong commercial and industrial construction activity in Western Canada.

The outlook for the Pipeline division is also very positive with the completion of the last

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fixed-price contract and the commencement of construction of the $185 million TMX pipeline project for Kinder Morgan Canada.  Mobilization of people and equipment is now underway, with construction anticipated to begin shortly.

Overall, we expect operating performance to improve through the balance of fiscal 2008 as a result of the strong market demand for our services and the positive impact of a number of internal initiatives undertaken and/or completed in 2007. These include the restructuring of the management team, the strengthening of internal financial and operating controls and the implementation of a major business improvement project.

Our interim financial statements and accompanying Management’s Discussion and Analysis for the three months ended June 30, 2007 were filed today with securities regulators in Canada and the United States and are available at www.sedar.com and www.sec.gov.

NEWS RELEASE

Consolidated Balance Sheets
As at June 30
(in thousands of Canadian dollars)

	June 30, 2007	March 31, 2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,480	$7,895
Accounts receivable	110,562	93,220
Unbilled revenue	57,029	82,833
Inventory	156	156
Asset held for sale	-	8,268
Prepaid expenses and deposits	8,248	11,932
Other assets	6,330	10,164
Future income taxes	16,067	14,593
	207,872	229,061

Future income taxes	22,990	14,364
Plant and equipment	255,434	255,963
Goodwill	200,056	199,392
Intangible assets, net of accumulated amortization of $18,556 (March
31, 2007 - $17,608)	3,065	11,956

Deffered financing costs, net of accumulated amortization of $nil (March
31,2007 - $7,595)
	$689,417	$710,736
Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$20,000	$20,500
Accounts payable	81,320	94,548
Accrued liabilities	18,979	23,393
Billings in excess of costs incurred and estimated earnings on
uncompleted contracts	5,459	2,999
Current portion of capital lease obligations	3,221	3,195
Current portion of derivative financial instruments	3,920	2,669
Future income taxes	6,849	4,154
	139,748	151,458

Deferred lease inducements	1,108	-
Capital lease obligations	5,699	6,514
Senior notes	204,820	230,580
Derivative financial instruments	83,843	58,194
Future income taxes	20,921	19,712
	456,139	466,458
Shareholders’ equity:
Common shares (authorized – unlimited number of voting and
non-voting common shares; issued and outstanding –
35,339,660 voting common shares and 412,400 non-voting
common shares (March 31, 2007 – 35,192,260 voting common
shares and 412,400 non-voting common shares))	297,216	296,198
Contributed surplus	3,687	3,606
Deficit	(67,625)	(55,526)
	233,278	244,278
Guarantee
Subsequent events
	$689,417	$710,736

NEWS RELEASE
Consolidated Statements of Operations and Deficit
For the three months ended June 30
(in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,
	2007	2006
Revenue	$167,627	$138,100
Project costs	94,673	67,009
Equipment costs	45,139	23,935
Equipment operating lease expense	3,935	7,200
Depreciation	8,976	7,312
Gross profit	14,904	32,644
General and administrative costs	14,627	9,235
Loss on disposal of plant and equipment	269	113
Loss on disposal of asset held for sale	316	-
Amortization of intangible assets	70	183
Operating income before the undernoted	(378)	23,113
Interest expense	6,809	10,168
Foreign exchange gain	(17,100)	(13,466)
Realized and unrealized loss on derivative financial instruments	23,949	7,996
Other income	(108)	(583)
Income (loss) before income taxes	(13,928)	18,998
Income taxes:
Current income taxes	21	(132)
Future income taxes	(3,626)	1,236
Net income (loss) and comprehensive income (loss) for the period	(10,323)	17,894
Deficit, beginning of period – as previously reported	(55,526)	(76,546)
Change in accounting policy related to financial instruments	1,776	-
Deficit, end of period	$(67,625)	$(58,652)
Net income (loss) per share – basic	$(0.29)	$0.96
Net income (loss) per share – diluted	$(0.29)	$0.71

NEWS RELEASE
Consolidated Statements of Cash Flows
For the three months ended June 30
 (in thousands of Canadian dollars)

	Three months ended June 30,
	2007	2006
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(10,32)	$17,894
Items not affecting cash:
Depreciation	8,976	7,312
Amortization of intangible assets	70	183
Amortization of deferred financing costs	71	887
Loss on disposal of plant and equipment	269	113
Loss on disposal of asset held for sale	316	-
Unrealized foreign exchange gain on senior notes	(17,150)	(13,571)
Amortization of bond issue fees	397	-
Unrealized loss on derivative financial instruments	23,281	7,419
Stock-based compensation expense	359	312
Accretion of redeemable preferred shares	-	945
Future income taxes	(3,626)	1,236
Net changes in non-cash working capital	406	(7,680)
	3,046	15,050
Investing activities:
Acquisition	(1,581)	-
Purchase of plant and equipment	(10,193)	(11,843)
Additions to assets held for sale	(2,248)	-
Proceeds on disposal of plant and equipment	3,690	473
Proceeds on disposal of assets held for sale	10,200	-
	(132)	(11,370)
Financing activities:
Decrease in revolving credit facility	(500)	-
Repayment of capital lease obligations	(802)	(773)
Financing costs	(767)	(618)
Issue of common shares	740	-
	(1,329)	(1,391)
Increase in cash and cash equivalents	1,585	2,289
Cash and cash equivalents, beginning of period	7,895	42,804
Cash and cash equivalents, end of period	$9,480	$45,093

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Consolidated EBITDA

EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is defined as EBITDA, excluding the effects of foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, which are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether capital assets are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which includes the reference to Consolidated EBITDA. Non-compliance with this financial covenant could result in our being required to immediately repay all amounts outstanding under our revolving credit facility. EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Canadian GAAP or US GAAP.  A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended June 30
	2007	2006

Net income (loss)	$(10.3)	$17.9
Adjustments:
Interest expense	$6.8	$10.2
Income taxes	$(3.6)	$1.1
Depreciation	$9.0	$7.3
Amortization of intangible assets	$0.1	$0.2
EBITDA	$1.9	$36.7

EBITDA	$1.9	$36.7
Adjustments:
Unrealized foreign exchange (gain ) loss on senior notes	$(17.2)	$(13.6)
Realized and unrealized loss on derivative financial instruments	$23.9	$8.0
Loss (gain) on disposal of equipment	$0.6	$0.1
Stock-based compensation	$0.4	$0.3
Consolidated EBITDA	$9.7	$31.5

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About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Athabasca oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:
Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca